EXHIBIT 99.1

BATTLE MOUNTAIN SECURITYHOLDERS OVERWHELMINGLY APPROVE ACQUISITION BY GOLD STANDARD VENTURES CORP.
June 8, 2017

VANCOUVER, BRITISH COLUMBIA (June 8, 2017) - Battle Mountain Gold Inc. (TSXV:BMG) ("Battle Mountain") and Gold Standard Ventures Corp. ("Gold Standard") (TSXV:GSV; NYSE MKT:GSV) are pleased to announce that a significant majority of Battle Mountain’s securityholders approved the special resolution (the “Arrangement Resolution”) authorizing the Plan of Arrangement (the “Arrangement”) involving Battle Mountain, its securityholders and Gold Standard pursuant to which Gold Standard will acquire all of the outstanding common shares of Battle Mountain (other than those already owned by Gold Standard).

The Arrangement Resolution was approved by approximately 99.96% of the votes cast by Battle Mountain shareholders, 99.97% of the votes cast by Battle Mountain shareholders, optionholders and warrantholders, voting as a single class, and 99.94% of the votes cast by Battle Mountain shareholders, excluding those shares held by Gold Standard and certain insiders of Battle Mountain. A total of 52,997,393 Battle Mountain securities were voted at the meeting, representing approximately 76.23% of the votes attached to all Battle Mountain securities outstanding as of the record date of May 9, 2017.

Battle Mountain will seek a final order of the Supreme Court of British Columbia to approve the Arrangement at a hearing expected to be held on or about June 12, 2017. Assuming all other closing conditions are satisfied or waived, the Arrangement is expected to close on or about June 14, 2017.
The deadline has passed for registered holders of Battle Mountain shares to provide a written notice of dissent to the Arrangement Resolution to Battle Mountain in order to exercise dissent rights pursuant to the Interim Order obtained in connection with the Arrangement.

ABOUT BATTLE MOUNTAIN GOLD
Battle Mountain is a growth-oriented company focused on acquiring, exploring and developing precious metals projects in geological districts with potential for world-class deposits. Battle Mountain currently owns and operates 100% of the Lewis gold project, situated in the prolific Battle Mountain Trend of Nevada. The 5,500 acre Lewis gold project is contiguous with the Phoenix Gold Mine placed into production by Newmont Mining in late 2006. As of December 31, 2016, proven and probable reserves at Phoenix totaled 4.3 million ounces of gold, 60.9 million ounces of silver and 1,260 million pounds of copper (2016 Newmont Annual Report).

ABOUT GOLD STANDARD VENTURES
Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The Company has successfully consolidated the southern end of the Carlin Trend by patiently assembling a 208 sq. km. (80 sq. mi.) land position containing four gold deposits, two of them discovered by Gold Standard. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI 43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016). The Dark Star deposit, 2.1 km to the east of Pinion, has a NI 43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015). The 2014 and 2015 definition and expansion of these two shallow oxide deposits demonstrates their growth potential.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to Gold Standard and Battle Mountain. All statements, other than statements of historical fact, included herein including, without limitation, statements or information about the completion of the Arrangement, the timing for seeking final approval of the Arrangement from the Court and the timing for closing of the Arrangement are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risk factors include, among others: risks associated with the business of Gold Standard and Battle Mountain; risks related to the satisfaction or waiver of certain conditions contemplated by the Arrangement Agreement; risks related to reliance on technical information provided by Battle Mountain and Gold Standard; risks relating to exploration and potential development of Battle Mountain and Gold Standard’s projects; business and economic conditions in the mining industry generally; the supply and demand for labour and other project inputs; prices for commodities to be produced and changes in commodity prices; changes in interest and currency exchange rates; risks relating to inaccurate geological and engineering assumptions (including with respect to the tonnage, grade and recoverability of mineral resources); risks relating to unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters); risks relating to adverse weather conditions; political risk and social unrest; changes in general economic conditions or conditions in the financial markets; and other risk factors as detailed from time to time and the additional risks identified in Gold Standard and Battle Mountain’s filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, neither Gold Standard nor Battle Mountain assumes any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Battle Mountain,
“Chet Idziszek”
Chet Idziszek, President, CEO and Director

On behalf of the Board of Directors of Gold Standard,
“Jonathan Awde”
Jonathan Awde, President, CEO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Battle Mountain Gold Inc.	Gold Standard Ventures Corp
Chet Idziszek	Jonathan Awde
President and CEO	President
Tel: 604-331-8772	Tel: 604-669-5702
Email: eanderson@mine-tech.com	Email: info@goldstandardv.com
Website: www.battlemtngold.com	Website: www.goldstandardv.com